 Gries & Associates, LLC

Certified Public Accountants

501 S. Cherry Street Ste 1100

Denver, Colorado 80246

October 20, 2023

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously contracted as the auditors of Alterola Biotech, Inc.. (the Company) and issued financial statements for the years ended March 31, 2023 and March 31, 2022, and the subsequent reviews for the fiscal year 2024. On October 20, 2023, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated October 20, 2023, and we have no basis to agree or disagree with other statements of the Company in the filing.

Very truly yours,

Denver, Colorado PCAOB # 6778 October 20, 2023